Madison Covered Call & Equity Strategy Fund Commences Tender Offer

MADISON, Wis., October 10, 2018 (GLOBE NEWSWIRE) -- Madison Covered Call & Equity Strategy Fund (NYSE:MCN) (the “Fund”) today commenced a tender offer for up to 6,982,308 of the Fund’s issued and outstanding common shares of beneficial interest (the “Shares”) at a price per Share equal to 99.5% of the net asset value (the “NAV”) of the Shares, plus any unpaid dividends accrued as of the close of ordinary trading on the NYSE on the date the tender offer expires. The tender offer period and withdrawal rights will expire at 4:00 p.m., Central Time, on November 7, 2018, unless extended. If more than 6,982,308 of the Fund’s Shares are tendered and not withdrawn, any purchases will be made on a pro rata basis. The offer amount will also be reduced if the preceding merger of the Madison Strategic Sector Premium Fund into the Fund, when evaluated in conjunction with the offer, would not otherwise qualify as a tax-free reorganization.

The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated October 10, 2018 and the related Letter of Transmittal, attached as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, to the Fund’s tender offer statement on Schedule TO filed with the Securities and Exchange Commission. All of these documents contain important information about the tender offer. Shareholders of the Fund are urged to read them carefully before any decision is made with respect to the offer. Shareholders of the Fund can obtain a free copy of each of these documents at the SEC’s website at www.sec.gov or from the Fund by calling Georgeson LLC, the Fund’s information agent for the tender offer, at (800) 457-0759. This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell Shares and is not a prospectus, circular or representation intended for use in the purchase or sale of Shares.

CONTACT:
Madison Asset Management, LLC
Greg Hoppe, Treasurer
gregh@madisonadv.com
800-368-3195

Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of Madison Asset Management, LLC, the investment advisor for the Fund (“Madison”), the Fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

The Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund’s investment objective is to provide a high level of current income and current gains, with a secondary objective of long-term capital appreciation. The Fund pursues its investment objectives by investing primarily in large and mid-capitalization common stocks that are, in the view of Madison, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund seeks to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. Madison is a wholly owned subsidiary of Madison Investment Holdings, Inc.